Exhibit 99.1

YM BIOSCIENCES ANNOUNCES POSITIVE RESULTS
FROM CYT997 PHASE I STUDY PUBLISHED IN
BRITISH JOURNAL OF CANCER
- CYT997 well tolerated at doses associated with vascular disruption in tumors-

MISSISSAUGA, Canada - September 8, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced the publication of Phase I results demonstrating that CYT997, a novel vascular disrupting agent (VDA), was well tolerated at doses that were associated with pharmacodynamic evidence of vascular disruption in tumors. The article entitled “Phase I trial of CYT997, a novel cytotoxic and vascular-disrupting agent,” was published in the premier cancer journal, the British Journal of Cancer. CYT997 is an orally bioavailable agent with dual mechanisms of vascular disruption and cytotoxicity and has the potential to be broadly active against a range of tumor types. CYT997 is currently in a Phase II clinical trial for glioblastoma multiforme, a brain cancer with poor prognosis, with data expected in Q2 2011.

“The ability of solid tumors to grow blood vessels is essential to their survival, growth and metastasis. Vascular disrupting agents such as CYT997, that damage or inhibit the formation of tumor blood vessels, have the potential for significant anti-cancer activity,” said Dr. Nick Glover, COO of YM BioSciences. “In addition to its broad applicability and the favorable safety results reported in the British Journal of Cancer, we were also very encouraged to observe promising signs of disease control in this study, particularly as CYT997 was given as monotherapy. Furthermore, CYT997 can be administered both orally and intravenously, which differentiates this molecule from most other VDAs in development which can only be administered intravenously.”

Thirty-one patients received CYT997 by continuous intravenous infusion over 12 dose levels (7-358 mg/m2). Doses up to 202 mg/m2 were well tolerated. Dose-limiting toxicities were observed at 269 and 358 mg/m2, consisting of grade 3 prolonged corrected QT interval in two patients and grade 3 hypoxia and grade 4 dyspnea in one patient. All toxicities were reversible. The pharmacokinetics of CYT997 were linear over the entire dose range. CYT997 administration was associated with changes in plasma and imaging biomarkers that were consistent with vascular disruption in tumors. Dynamic contrast-enhanced magnetic resonance imaging scans showed significant changes in tumor perfusion consistent with vascular disruption in 7 out of 11 evaluable patients treated at CYT997 doses of ≥65 mg/m2. Moreover, plasma levels of the vascular biomarkers, von Willebrand factor and caspase-cleaved cytokeratin-18, increased post-treatment in several patients at higher dose levels. Among 22 patients evaluable for response 18 (82%) achieved stable disease for greater than 2 cycles while 6 (27%) completed all 6 cycles as specified in the protocol.

The abstract and full text of the article is available online at www.bjcancer.com and appears in the British Journal of Cancer, issue number 103, pages 597-606.

About YM BioSciences

YM BioSciences Inc. is a life sciences product development company focused in oncology. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing three clinical-stage products: nimotuzumab, an EGFR-targeting monoclonal antibody; CYT387, a JAK1/JAK2 small molecule inhibitor and CYT997, a potent, small molecule vascular disrupting agent (VDA). YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types. It is importantly differentiated from other currently marketed EGFR-targeting agents due to its benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM BioSciences Australia, include the JAK1/JAK2 inhibitor CYT387 and the novel VDA molecule CYT997. Both were discovered through Cytopia’s internal medicinal chemistry program, based on research led by Dr. Andrew Wilks, who identified the JAK1/JAK2 kinase enzymes. Both products are currently in clinical development.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK1/JAK2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com